Exhibit 10.13

March 7, 2011

Ken Campbell
591 Balboa Ave
Laguna Beach, CA  92651

Dear Ken:

Re:           2011 Incentive Compensation Arrangement

In accordance with Section 3 of the Employment Agreement between you and Standard Pacific Corp. (the “Company”), dated as of June 1, 2009 (the “Employment Agreement”), you are eligible to participate in the bonus programs that the Company establishes for its executives from time to time.  The purpose of this letter is to set forth the terms pursuant to which you will be entitled to receive Incentive Compensation  for 2011 and to amend your Employment Agreement, all as set forth below.  All capitalized terms used herein and not defined shall have the meaning ascribed to them in the Employment Agreement.

1.
Incentive Compensation. If the Compensation Committee of the Board of Directors approves a bonus pool for Company employees for the year ended December 31, 2011, you will be eligible to receive the following incentive compensation (collectively, the "Incentive Compensation"):

a.	Adjusted EBITDA Bonus. An incentive bonus under the Company’s 2008 Equity Incentive Plan equal to 1.85 % of the Adjusted EBITDA of the Company for the year ended December 31, 2011.

b.
Definition of Adjusted EBITDA. “Adjusted EBITDA” means net income (loss) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) expensing of previously capitalized interest included in income (loss) from unconsolidated joint ventures, (e) impairment charges, (f) restructuring charges, (g) (gain) loss on early extinguishment of debt, (h) depreciation and amortization, (i) amortization of stock-based compensation, and (j) cash incentive compensation expense, but after the amortization of impairments recorded subsequent to December 31, 2010, less $10.085 million (representing all remaining unamortized impairments for periods ending on or prior to December 31, 2010).  For purposes of calculating the amortization of impairments recorded subsequent to December 31, 2010, any such impairments will be straight-lined over the two fiscal years ended December 31, 2011 and 2012.

c.
Waiver of Obligation to Pay Sign-On Award Installments in Cash.  You acknowledge that the Company’s payment of your 2010 Incentive Compensation in February 2011 satisfied in full the Company’s obligation to pay you the then remaining previously unpaid portion of the sign-on award to which you were entitled pursuant to the terms of the Employment Agreement.

2.
Timing of Payment. The Incentive Compensation will be paid 35% in cash and 65% in Company common stock.  The common stock will be issued pursuant to the Company’s then form Share Award Agreement and will be subject to a restriction on transfer which will lapse with respect to one-third of the total number of shares issued to you on each of the first three anniversaries of the date of issuance.  The Incentive Compensation will be paid to you on the date determined by the Compensation Committee of the Board of Directors following approval of the Company’s financial statements by the Company’s Audit Committee and the approval of the calculation of the amount of the Incentive Compensation by the Compensation Committee.

3.
Discretionary Bonus.  In addition to the Incentive Compensation, you will be entitled to a discretionary bonus of $1 million based upon the Board of Directors evaluation of your performance during calendar year 2011. If your employment with the Company is terminated other than for cause on or prior to January 1, 2012 and the Board of Directors reasonably determines that you have achieved the performance required to receive the discretionary bonus, you will remain eligible to receive it despite the termination of your employment.

4.
Stock Options.  The text of Section 5(c) of the Employment Agreement is hereby deleted and replaced with the following: “Executive will have a period equal to thirty-six (36) months (or, if a shorter period, the then remaining term of the option) following termination of his employment to exercise the vested portion of his stock option.”

5.
Termination of Employment. You will not be entitled to all or any portion of the Incentive Compensation if your employment terminates, with or without cause, and for any reason or no reason, on or prior to January 1, 2012.  This means that if your employment it terminated on or prior to January 1, 2012 (irrespective of the reason for termination) you will not be entitled to all or any portion of the Incentive Compensation that would otherwise have been payable to you (i.e., the Company does not pay pro-rata bonuses), had you been an employee on such date.  However, if you are employed by the Company after January 1, 2012, your Incentive Compensation will be considered earned and you will be entitled to receive it, irrespective of whether your employment with the Company terminates prior to the date the Company establishes to pay Incentive Compensation for the year ended December 31, 2011.

6.
Accounting Records.  For purposes of all computations under this letter, the accounting records maintained by the Corporate accounting staff covering the Company’s activities, the application of all accounting principles and rules by the Corporate accounting staff, and all determinations and calculations made by the Corporate accounting staff, will be conclusive and binding absent manifest error

7.
Recoupment of Incentive Compensation.  You acknowledge and agree that if the Company restates its financial results, the Company will review the Incentive Compensation paid to you hereunder to determine whether the payment of any such compensation was based, in whole or in part, on reported financial results that were subsequently modified as a result of the restatement.  If the Company determines you would have received a lower amount of compensation than you were otherwise paid based upon the restated financial results, you will, promptly following receipt of written notice from the Company’s Board of Directors (whose determination of the amount of any overpayment made to you shall be final absent manifest error), repay to the Company the amount by which the board has indicated to you in writing that you have been overpaid.  Notwithstanding the foregoing, the board (i) will not seek to recoup compensation paid hereunder if it is paid more than three years prior to the date the applicable restatement is publicly disclosed, and (ii) will not seek to recoup compensation from you if it determines, in its sole discretion, that fraud or misconduct by you was not a contributing factor to the restatement.

8.	Prohibition on Transfer. You may not transfer all or any portion of your Incentive Compensation prior to actual payment.

9.
At-Will Employment. Nothing herein shall modify your status as an at-will employee of the Company.  As an at-will employee, you are free to resign your employment and the Company is free to terminate your employment at any time for any reason, with or without cause.

10.
Arbitration.  Any and all disputes between you and the Company (including its affiliated entities, officers, directors and employees) relating to the Employment Agreement as modified by this letter agreement or any other aspect of your employment shall be resolved by binding arbitration.  The arbitration will be conducted in accordance with the rules applicable to employment disputes of JAMS or such other arbitration service as the Company and you agree upon, and the law of California.  The Company will be responsible for paying any filing fee and the fees and costs of the arbitrator.  The arbitration provided herein shall be the exclusive and binding remedy for any such dispute and will be used instead of any court action, which is hereby expressly waived, except for any request by either party hereto for temporary or preliminary injunctive relief pending arbitration in accordance with applicable law.  The Federal Arbitration Act shall govern the interpretation and enforcement of such arbitration proceeding.  The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the State of California, or federal law, if California law is preempted.  The arbitration shall be conducted in Orange County, California, unless otherwise mutually agreed.

11.
Entire Agreement.  The Employment Agreement, the letter agreement dated February 1, 2010 and this letter agreement contain the entire understanding between you and the Company regarding your compensation for calendar years 2010 and 2011 and supersede and replace all prior and contemporary oral and written agreements, understandings and discussions concerning your compensation for calendar years 2010 and 2011.  The Employment Agreement, the February 1, 2010 letter agreement and this letter agreement may not be modified or amended except by virtue of a writing signed by you and the Chairman of the Board or Chairman of the Compensation Committee of the Company.

If the terms of this letter agreement are acceptable to you, please sign and return one copy to the Human Resource Department.  If you have any questions, please contact me at your earliest convenience.

Sincerely, STANDARD PACIFIC CORP.	Accepted and Agreed:
/s/ Bruce Choate	/s/ Ken Campbell
Bruce Choate Chairman of the Compensation Committee of the Board of Directors	Ken Campbell, an individual